CUSIP No. 204157101	Page 1 of 10 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 5

Under the Securities Exchange Act of 1934

COMMUNITY WEST BANCSHARES
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

204157101
(CUSIP Number)

Mr. John W. Palmer
PL Capital Advisors, LLC
750 Eleventh Street South
Suite 202
Naples, FL 34102
(239) 777-0187
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

April 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 204157101	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 425,551
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 425,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 204157101	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 425,551
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 425,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 204157101	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 425,551
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 425,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 204157101	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Martin P. Alwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,307
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,307
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 204157101	Page 6 of 10 Pages

Explanatory Note

This amendment reflects, among other things, that the PL Capital Reporting Persons and Mr. Alwin (as defined below) no longer hold more than five percent of the Common Stock (as defined below) of Community West Bancshares (the “Company”). The ownership of the PL Capital Reporting Person went below five percent due to the merger of the Company with and into Central Valley Community Bancorp, a California corporation (“Central Valley”), with Central Valley surviving the merger.  As a result of the merger, the PL Capital Reporting Persons’ ownership went below five percent, and this ownership now reflects ownership in Central Valley as the entity surviving the merger.  References to the “Company” herein refer to Community West Bancshares or Central Valley Community Bancorp as the survivor of the merger, as applicable.

Therefore, the PL Capital Reporting Persons and Mr. Alwin are no longer required to file a Schedule 13D to report their holdings of Common Stock, and upon the filing of this amendment, the PL Capital Reporting Persons and Mr. Alwin, will cease to mandatorily report their holdings of Common Stock on Schedule 13D as long as their holdings do not exceed 5%.

Item 1.	Security and Issuer
This amended Schedule 13D relates to the common stock, no par value (“Common Stock”), of Community West Bancshares.  The address of the principal executive offices of the Company is 7100 North Financial Drive Fresno, CA 93720.
Item 2.	Identity and Background
(a)
This amended Schedule 13D is being filed jointly by (1) PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 (“PL Capital Advisors”); (2) Richard J. Lashley, a managing member of PL Capital Advisors; (3) John W. Palmer, a managing member of PL Capital Advisors (PL Capital Advisors, Mr. Lashley, and Mr. Palmer, collectively, the “PL Reporting Persons”); and (4) Martin P. Alwin, as these parties are deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of them coordinating their activities with regard to the Company.  The joint filing agreement of the PL Reporting Persons and Mr. Alwin was attached as Exhibit 1 to Amendment No. 2 to the initial Schedule 13D filed on March 23, 2022 (“Initial 13D”).

(b)	The principal business address of the PL Reporting Persons and Mr. Alwin is 750 Eleventh Street South, Suite 202, Naples, FL 34102.
(c)
The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”).  The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors.  PL Capital Advisors has sole voting and dispositive power over the Common Stock held by the Clients, which is deemed shared with the two Managing Members of PL Capital Advisors, and the Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days. The principal business of Mr. Alwin is serving as a Senior Analyst for PL Capital Advisors.  Mr. Alwin was a board member of the Company from May 26, 2022 to April 1, 2024.

(d)-(e)
During the last five years, none of the PL Reporting Persons nor Mr. Alwin (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Richard Lashley, John Palmer and Martin P. Alwin are citizens of the United States.

CUSIP No. 204157101	Page 7 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration
In aggregate, the PL Reporting Persons have voting and dispositive power over 425,551 shares of Common Stock of the Company acquired at an aggregate cost of $5,276,804.  The Clients hold 425,551 shares of Common Stock. Mr. Lashley, Mr. Palmer and PL Capital Advisors do not own any Common Stock directly but are deemed to beneficially own Common Stock held by the Clients.  The PL Reporting Persons disclaim beneficial ownership of such Common Stock, except to the extent of their pecuniary interest therein.
Mr. Alwin has voting and dispositive power over 3,307 shares of Common Stock acquired at an aggregate cost of $58,671.
From time to time, the PL Reporting Persons may have purchased or held Common Stock on margin provided by Goldman Sachs & Co. on such firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by the Clients may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Clients.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no Clients have margin or other loans outstanding secured by Common Stock.  As of the date of this filing, Mr. Alwin has no margin or other loans outstanding secured by Common Stock.
Item 4.	Purpose of Transaction

This is the PL Reporting Persons’ fifth and final amendment to their Initial 13D.  Mr. Alwin is part of the filing, as the PL Reporting Persons and Mr. Alwin are deemed to constitute a “group” for purposes of the Exchange Act by virtue of them coordinating their activities with regard to the Company.
On February 8, 2024, Community West Bancshares held a special meeting of shareholders (the “Special Meeting”) in connection with the Agreement and Plan of Reorganization and Merger, dated as of October 10, 2023 (the “Merger Agreement”), by and between the Company and Central Valley Community Bancorp, a California corporation, and the transactions contemplated by the Merger Agreement, including the merger of the Company with and into Central Valley, with Central Valley surviving the merger (the “Merger”).  At the Special Meeting, the shareholders of the Company approved the Merger.  The Merger was consummated on April 1, 2024.
The PL Reporting Persons beneficially own 2.3% of the Company in the aggregate and Mr. Alwin directly owns less than 0.1%, based upon the Company’s aggregate outstanding shares as of April 1, 2024.  The PL Reporting Persons and Mr. Alwin acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.
To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Exchange Act, and the regulations thereunder, the PL Reporting Persons and Mr. Alwin have such a purpose.  Unless otherwise noted in this amended Schedule 13D, no PL Reporting Person nor Mr. Alwin has any current plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D.  The PL Reporting Persons and Mr. Alwin may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. The PL Reporting Persons and Mr. Alwin may also dispose of any or all the shares of Common Stock which they hold on behalf of the Clients and themselves, as applicable.

Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon PL Capital Advisors estimate of the number of shares of Common Stock, 18,870,214, outstanding as of April 1, 2024, the effective date of the Merger.

Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients.
John Palmer, Richard Lashley and Martin Alwin did not have any transactions in the Common Stock within the past 60 days.
PL Capital Advisors Transactions Common Stock
(a)-(b) See cover page.

(c) On behalf of the Clients, PL Capital Advisors have made no purchases and no sales of Common Stock during the last 60 days.

CUSIP No. 204157101	Page 8 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

PL Capital Advisors is the investment manager on behalf of the Clients.  Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement.  PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients’ capital.  Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., and Goodbody/PL Capital, L.P., each a Delaware limited partnership.  For serving as the general partner of these partnerships, PL Capital Advisors’ affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.
Mr. Alwin is a Senior Analyst with PL Capital Advisors.  Mr. Alwin has no contractual or economic arrangements or understandings with PL Capital Advisors, Mr. Palmer or Mr. Lashley with respect to the shares of Common Stock he owns.

CUSIP No. 204157101	Page 9 of 10 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement*
2	Letter from John Palmer to Marty Plourd, President of Community West Bancshares dated October 5, 2021*
* Previously filed.

CUSIP No. 204157101	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2024

PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley
By: /s/ Martin P. Alwin Martin P. Alwin